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                              December 15, 2023

       Raluca Dinu
       Chief Executive Officer
       GigCapital5, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigCapital5, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed November 24,
2023
                                                            File No. 333-269760

       Dear Raluca Dinu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2023 letter.

       Amendment No.5 to Form S-4 filed on November 24, 2023

       Q: What equity stake will current GigCapital5 public stockholders, the Sponsor and former QT
       Imaging equityholders hold...?, page 13

   1. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem
their shares may experience in connection with the business
                                                        combination. Provide
disclosure of the impact of each significant source of dilution, including the amount of
equity held by investors at each of the redemption levels detailed in your sensitivity
analysis. For example, we refer to your disclosure on page 50 relating to the securities that
QT Imaging will issue to Yorkville as consideration for the Pre-Paid
                                                        Advance prior to the
closing of the business combination. With reference to the Stock
                                                        Subscription
Agreements, SEPA/Yorkville Financing, September and November Non-
                                                        Redemption Agreements,
and any other recent financings, please address the need to
                                                        update these tables,
including the additional potential dilution section. Please also revise
 Raluca Dinu
FirstName LastNameRaluca  Dinu
GigCapital5, Inc.
Comapany15,
December  NameGigCapital5,
              2023         Inc.
December
Page 2    15, 2023 Page 2
FirstName LastName
         your disclosure, where appropriate, to include the definition of the Pre-Advance
         Closing.
Unaudited Pro Forma Financial Statements , page 156

2. With reference to the Net Tangible Assets Test disclosed on page 147, we note that
         Scenario 4 and 8 have net tangible assets less than $5,000,001. Please address the appropriateness of reflecting such scenarios.
3. We have the following comments on your calculations of net tangible assets on pages 147 and 148:
             We note that pro forma cash adjustment related to the Yorkville Financing as reflected in Note B5 and your pro forma financial statements is $9,005,000. Please confirm that the associated transaction costs are reflected in the incremental transaction costs incurred line item. If not, please address the need to only reflect the
             $9,005,000 proceeds in your calculation of net tangible assets;
and
             With reference to the terms of the November 23, 2023 Non-Redemption Agreements, please address how you are reflecting the cash payment by GigCapital5 with cash from its trust account in a per share amount equal to the redemption price less $2.50 per share. Please also confirm that your pro forma financial statements reflect these payments.
4. With reference to your tabular presentation of the pro forma shares of the combined
         Company on pages 153 and 154, please address the following:
             Expand footnote 5 to clarify and explain how you determined the 693,675 shares related to the Conversion of QT Imaging Convertible Notes;
             With reference to your disclosures on page 148, address the need to
             present the 1,200,000 share of combined company stock will be issued in connection with the Stock Subscription Agreement; and
             With reference to the SEPA agreement, please address the need to include shares to be issued as consideration for the pre-paid advance.
5. With regard to Notes B2 through B5, please ensure that your textual disclosures identify the balance sheet line items impacted by the adjustment and provide sufficiently detailed information to clearly tie such information to actual pro forma adjustments that are reflected in the pro forma financial statements. In addition, ensure that each adjustment in the pro forma financial statements are appropriately labeled, particularly adjustments B2,
         B4 and B5.
6.       We have the following comments regarding Notes B2, B3 and B4:
             With regard to Notes B2 and B3, expand your disclosures to quantify the proceeds received and discuss the related conversion terms. Disclose the deemed price per share paid for the Combined Company shares to be issued at conversion;
             With regard to Note B4, please disclose the deemed conversion price per share for the
            Senior Secured Convertible Notes and the per share subscription price for the Stock
            Subscription Agreements;
 Raluca Dinu
FirstName LastNameRaluca  Dinu
GigCapital5, Inc.
Comapany15,
December  NameGigCapital5,
              2023         Inc.
December
Page 3    15, 2023 Page 3
FirstName LastName
                It appears that the deemed conversion price and per share subscription price are substantially below the redemption price. If so, this fact should be disclosed and discussed throughout the filing, including under risk factors, as these prices seem to indicate the redemption price exceeds the fair value of shares currently being issued. Address this comment as it relates to the Senior Secured Convertible Notes discussed in Notes B2 and B3; and
                Address the need to include the impact, if any, of these new agreements on your presentation of Additional Potential Dilution tables presented on page 14 as well as your other applicable prospectus disclosure.
7.       In the second paragraph of Note B4, you reference Early Investor
Consideration
         Shares. Please explain the nature of these shares, the context in which they were issued and their underlying accounting. Address the need to discuss these shares elsewhere in the filing as we see no other reference.
8. With regard to Note B6, and with reference to the terms of the non-redemption agreements, please expand your disclosures to indicate how you are accounting for the shares of QT Imaging Common stock that will be issued to the NRA stockholders. Tell us the authoritative literature you are relying on.
9. For Notes C1, C2, C3 and C4, please quantify the amount of the cash settlement of the
         Working Capital Notes and where such adjustment is included your pro forma balance sheet. In this regard, we do not see any associated adjustments to your cash and cash equivalents line item.
10. With reference to Note J3, we note that the fair value of the Merger Consideration Earnout shares increased substantially from the amount presented in the prior amendment. With reference to the changed terms of the earnout agreement, your current revenues, projected revenues and the probability of obtaining regulatory including FDA clearances, and probabilities of other Triggering Events related to the open angle scanner, please provide us details and expand your disclosures to provide the underlying assumptions to support your $49.9M earnout liability and the basis for such recognition.
11. With reference to the terms of the Yorkville financing agreement, please explain how you are accounting for, and presenting in your pro forma financial statements, the 1,000,000 share of QTH Holdings to be issued upon completion of the Business Combination. In this regard, you indicate the issuance is consideration for the Pre-Paid Advance.
12. With regard to Note 3. Loss per share, please address the need revise this information for the impact that the Stock Subscription Agreements, Yorkville Financing, September and
         November Non-Redemption Agreements, and any other recent financings had on your pro forma weighted average share calculation as well as your outstanding or potential shares of the Combined Company common stock equivalents that were excluded from the computation of pro forma diluted loss per share. For clarity, please consider presenting the related material pro forma shares issued and pro forma potential shares separately for each transaction.
 Raluca Dinu
GigCapital5, Inc.
December 15, 2023
Page 4
13. On page F-68, you disclose that (i) QT Imaging's Working Capital Note was amended to increase the principal amount to $705,000 and (ii) QT Imaging entered into a Securities
      Purchase Agreement for a Bridge Loan in the aggregate amount of $1 million. Please tell us how you reflected such transactions in the pro forma financial statements.
14.   With reference to the terms of the November 23, 2023 Non-Redemption
Agreement,
      address the need to reflect the impact of this agreement in your pro forma financial statements.
QT Imaging Management's Discussion and Analysis of Financial Condition and Results of
Operations
Comparison of the nine months ended September 30, 2023 and 2022, page 308

15. You indicate that revenue decreased by $671,490 to $35,404 for the nine months ended
      September 30, 2023 from $706,894 for the nine months ended September 30, 2022. The decrease in revenue was primarily attributable to the sale of two QT Breast Scanners in
      2022 as compared with no scanners sold in 2023. Please expand your disclosures to fully address why no scanners were sold in 2023.
Background of the Business Combination, page 363

16. We note your disclosure on page 374 that GigCapital5 and QT Imaging met with potential financing sources that could provide access to capital for the combined company in June
      2023 and entered into a non-binding term sheet with Yorkville on July 27, 2023. Please expand your disclosure to clarify who selected the potential financing sources and disclose whether the investor has a relationship with the GigCapital5, the Sponsor, QT Imaging or their affiliates. Please also disclose the material terms and the evolution of the negotiation of such key terms in the term sheet and standby equity purchase agreement.
       Please contact Christie Wong at 202-551-3684 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.



                                                             Sincerely,

FirstName LastNameRaluca Dinu                                Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameGigCapital5, Inc.
                                                             Services
December 15, 2023 Page 4
cc:       Jeffrey C. Selman, Esq.
FirstName LastName